Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), May 27, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 350 million share buyback program announced on November 7, 2023, as the fourth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fourth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees ($)	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
20/05/2024	3,821	386.7093	1,477,616.24	13,177	417.3523	5,499,451.26	5,063,485.18	16,998	384.8159	6,541,101.42
21/05/2024	3,862	382.6486	1,477,788.89	9,576	417.6574	3,999,487.26	3,681,413.16	13,438	383.9263	5,159,202.05
22/05/2024	3,845	384.5089	1,478,436.72	9,598	416.7052	3,999,536.51	3,693,016.17	13,443	384.6949	5,171,452.89
23/05/2024	3,856	385.1308	1,485,064.36	9,645	414.6672	3,999,465.14	3,684,784.54	13,501	382.9234	5,169,848.90
24/05/2024	3,855	384.7702	1,483,289.12	—	—	—	—	3,855	384.7702	1,483,289.12
Total	19,239	384.7495	7,402,195.33	41,996	416.6573	17,497,940.17	16,122,699.05	61,235	384.174	23,524,894.38

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fourth Tranche till May 24, 2024, the total invested consideration has been:
•Euro 215,870,595.69 for No. 612,474 common shares purchased on the EXM
•USD 87,388,522.66 (Euro 80,406,581.66*) for No. 219,327 common shares purchased on the NYSE.

As of May 24, 2024, the Company held in treasury No. 14,025,378 common shares equal to 5.46% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until May 24, 2024, the Company has purchased a total of 3,201,274 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 869,021,703.48.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
2